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                                                                  EXHIBIT (c)(2)


                              WHITTAKER CORPORATION
                           1955 NORTH SURVEYOR AVENUE
                             SIMI VALLEY, CALIFORNIA


                                            June 4, 1999

Meggitt PLC
Farrs House
Cowgrove
Wimborne Dorset BH21 4EL
United Kingdom

Gentlemen:

         Reference is made to the draft Agreement and Plan of Merger and Disclosure Schedule appended to this letter (the "Draft Merger Agreement").

         Whittaker Corporation ("Whittaker") recognizes that the proposal of Meggitt PLC ("Meggitt") to acquire Whittaker reflected in the Draft Merger Agreement (the "Acquisition") will be financed, in part, by an underwritten equity rights offering and is subject to the approval of Meggitt's shareholders. Whittaker also recognizes that U.K. market practice requires Meggitt, Merrill Lynch, Meggitt's stockbroker, and NM Rothschild, its investment banker and proposed underwriter, to meet with Meggitt's principal institutional shareholders to assess their reaction to the proposed Acquisition prior to Meggitt making a final determination to launch the rights offering and proceed with the Acquisition.

         As an inducement to Whittaker to enter into this letter agreement, Meggitt agrees to use reasonable efforts beginning on Friday, June 4, 1999 to arrange meetings with approximately 12 of its principal institutional shareholders to discuss the proposed Acquisition, such meetings to be scheduled for Monday, June 7, 1999 and Tuesday, June 8, 1999. Meggitt agrees to proceed with any such meetings that are arranged. Meggitt will advise Whittaker on its general perception of shareholder reaction.

         As an inducement to Meggitt to enter into the agreement above, Whittaker represents, warrants and agrees as follows:




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         1. As of the date hereof, Whittaker's President, Chief Executive
Officer and Chairman of the Board is not aware of any facts or circumstances that cause him to believe that Whittaker's Board of Directors will not approve the Draft Merger Agreement (and the transactions contemplated thereby) at the meeting referred to in paragraph 4.

         2. Prior to 8:00 a.m., London time, on June 9, 1999, Whittaker will not and will cause its subsidiaries and the officers, directors, employees and other agents and advisors (including CIBC World Markets Corp. and Credit Suisse First Boston) of Whittaker and its subsidiaries not to, directly or indirectly (a) take any action to solicit, initiate or encourage any Acquisition Proposal, (b) furnish information to or participate in any discussions or negotiations with any person that has made or indicated an interest in making an Acquisition Proposal or (c) enter into any preliminary or definitive agreement relating to any Acquisition Proposal. "Acquisition Proposal" means any indication of interest, offer or proposal for a merger or other business combination transaction involving Whittaker or any of its subsidiaries or the acquisition of all or a material portion of the equity interest in, or all or a material portion of the assets of, Whittaker, other than the Acquisition.

         3. Whittaker agrees to notify Meggitt promptly of its receipt of an Acquisition Proposal, such notice to include the identity of the person making the proposal and the material terms of the proposal.

         4. Whittaker has scheduled a meeting of its Board of Directors to be held at noon, California time, on Tuesday, June 8, 1999 to consider the Draft Merger Agreement in the event Meggitt advises Whittaker that it is prepared to execute the Draft Merger Agreement.

         In the event of Whittaker's breach of the representation set forth in paragraph 1 or the agreement set forth in paragraph 2, Whittaker agrees to pay Meggitt, as liquidated damages and not as a penalty, the amount of actual and reasonable out-of-pocket expenses (up to an aggregate of $4,000,000) incurred by Meggitt on or before 8:00 a.m., London time, on June 9, 1999. Such payment, which shall be made promptly following Whittaker's receipt of reasonable documentation, shall be Meggitt's exclusive remedy for Whittaker's breach of these provisions. Meggitt agrees that it shall not have any remedy for Whittaker's breach of the provisions of paragraphs 3 and 4.

         This letter agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the conflict of laws rules of such state.


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         If the foregoing correctly sets forth our agreement, kindly so indicate by signing below.

                                            Very truly yours,

                                            WHITTAKER CORPORATION



                                            By: /s/ John K. Otto
                                               ---------------------------------
                                                    John K. Otto
                                                    Vice President


Accepted and Agreed:

MEGGITT PLC



By: /s/ Philip E. Green
   ------------------------------
        Philip E. Green
        Company Secretary


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